Condensed Consolidated Interim Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three Months Ended March 31, 2012 and March 31, 2011

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

	March 31,		December 31,
	Notes	2012	2011

Assets
Current assets:
Cash and cash equivalents		$318,456	$349,837
Other current assets		857	276
		319,313	350,113
Non-current assets:
Mineral property, land, plant and equipment, net	(4)	579,917	563,216
Deposits		4,342	8,676
		584,259	571,892

Total Assets		$903,572	$922,005

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$7,634	$9,209
Income tax payable		602	602
		8,236	9,811

Non-current liabilities:
SARs liability	(6)	830	540
Accrued reclamation	(5)	1,305	-
Total Liabilities		10,371	10,351

Shareholders’ equity:
Share capital		973,826	972,569
Reserves		17,527	16,261
Deficit		(98,152)	(77,176)
Total Shareholders' Equity		893,201	911,654

Total Liabilities and Shareholders' Equity		$903,572	$922,005

See accompanying notes to condensed consolidated interim financial statements.

APPROVED BY THE DIRECTORS

Dan Rovig	Kevin McArthur
Director	Director and Chief Executive Officer

May 10, 2012	1

Condensed Consolidated Statements of Operations and Comprehensive Income (loss) (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information)

		Three Months Ended
		March 31,	March 31,
	Notes	2012	2011
Operating Expenses:
Escobal project expenses	(7)	$17,941	$4,745
Exploration	(8)	2,819	1,318
General and administrative expenses	(9)	4,826	4,522
Operating loss		(25,586)	(10,585)
Other Income and expenses:
Gain (loss) on foreign exchange		4,026	9,782
Interest income, net		562	1,030
Other income (expenses)		22	-
Income (loss) before income tax		(20,976)	227
Income tax expense		-	-
Income (loss) for the period		(20,976)	227
Other comprehensive loss		-	-
Comprehensive income (loss)		$(20,976)	$227

Income (loss) per share:
Basic income (loss) per share		$(0.15)	$-
Diluted income (loss) per share		(0.15)	-
Weighted average number of shares outstanding		143,456,606	141,877,903

See accompanying notes to condensed consolidated interim financial statements.

May 10, 2012	2

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars)

		Month Ended	Month Ended
		March 31,	March 31,
	Notes	2012	2011
Cash provided by (used in):
Operations:
Income (loss) for the period		$(20,976)	$227
Items not involving cash:
Depreciation		1,318	16
Share based compensation	(6)	3,003	3,259
Unrealized foreign exchange gain		(4,026)	(9,782)
Interest income		(562)	(1,030)
Other, net		-	110
Changes in non-cash working capital and other:
Other current assets		(581)	(5,180)
Accounts payable and accrued liabilities		(2,000)	2,915
		(23,824)	(9,465)
Investing:
Interest received		562	1,030
Land acquisitions	(4)	(287)	(1,623)
Plant and equipment additions	(4)	(16,427)	(922)
Decrease (Increase) in deposits		4,335	-
Purchase of short-term investments		-	(144,651)
		(11,817)	(146,166)
Financing:

Proceeds from issuance of common shares on exercise of underwriter warrants and stock options		234	13,078
Underwritten offering, net of issuance costs		-	(565)
		234	12,513

Effect of exchange rates on cash and cash equivalents		4,026	9,782

Increase (decrease) in cash		(31,381)	(133,336)
Cash and cash equivalents, beginning of period		349,837	436,462
Cash and cash equivalents, end of period		$318,456	$303,126

See accompanying notes to condensed consolidated interim financial statements.

May 10, 2012	3

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information)

				Share
				Based
		Number	Share	Payments
	Notes	of Shares	Capital	Reserve	Deficit	Total
Balance December 31, 2010		140,874,637	$951,135	$11,934	$(8,010)	$955,059
Shares issued for cash:
Underwriters Warrants exercised at CAD$6.00 per share		2,132,785	17,389	(4,311)	-	13,078
Exercise of stock options		-	28	-	-	28
Underwritten offering at CAD$ 14.10 per share issuance costs		-	(25)	-	-	(25)
Share based payments		-	-	2,200	-	2,200
Net income (loss)		-	-	-	227	227
Balance March 31, 2011		143,007,422	968,527	9,823	(7,783)	970,567
Underwriters Warrants exercised at CAN$6.00 per share		52,635	416	(104)	-	312
Exercise of stock options		290,000	2,668	(746)	-	1,922
Underwritten offering at CAN$14.10 per share issuance costs		-	(25)	-	-	(25)
Shares issued under Restricted Share Award (RSAs) compensation plan:		35,000	728	-	-	728
Shares issued under Deferred Share Award (DSAs) compensation plan:		42,000	255	(255)	-	-
Share based payments		-	-	7,543	-	7,543
Loss for the period		-	-	-	(69,393)	(69,393)
Balance December 31, 2011		143,427,057	972,569	16,261	(77,176)	911,654
Shares issued for cash:
Exercise of stock options		36,463	320	(86)	-	234
Shares issued under Deferred Share Award (DSAs) compensation plan:		52,000	937	(937)	-	-
Share based payments		-	-	2,289		2,289
Net income (loss)		-	-	-	(20,976)	(20,976)
Balance March 31, 2012		143,515,520	$973,826	$17,527	$(98,152)	$893,201

See accompanying notes to condensed consolidated interim financial statements.

May 10, 2012	4

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

1.	Operations:

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	Significant accounting policies:

	(a)	Basis of presentation:

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Statements of the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year ended December 31, 2011.

These condensed consolidated interim financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2011.

Effective for the year ending December 31, 2011, the Company changed the classification of expenses within its statement of operations from the nature form to the function form. Upon a review of the presentation of the financial statements and given the evolving nature of the Escobal Project, management has concluded that the function form is more relevant to users of the financial statements and provides reliable information. Additional information required to be disclosed on the nature of expenses because of the use of the function form is provided in notes 7, 8 and 9. Certain other prior year balances have been reclassified to conform to the current period presentation.

The Board of Directors authorized issuance of the condensed consolidated interim financial statements on May 10, 2012.

	(b)	New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the condensed consolidated interim financial statements of the Group.

May 10, 2012	5

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

3.	Capital management:

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Group’s approach to capital management during the period.

The Group is not subject to any externally imposed capital requirements.

4.	Mineral property, land, plant and equipment:

	Plant and	Mineral		Construction in
	equipment	Property	Land	Progress	Total
Cost
Balance at December 31, 2010	$917	$500,194	$20,340	$-	$521,451
Additions	16,221	-	6,651	20,124	42,996
Disposals	(15)	-	-	-	(15)
Balance at December 31, 2011	17,123	500,194	26,991	20,124	564,432
Additions	3,334	1,305	287	13,093	18,019

Balance at March 31, 2012	20,457	501,499	27,278	33,217	582,451

Accumulated Depreciation
Balance at December 31, 2010	$(19)	$-	$-	$-	$(19)
Additions	(1,200)	-	-	-	(1,200)
Dispossals	3	-	-	-	3
Balance at December 31, 2011	(1,216)	-	-	-	(1,216)
Additions	(1,318)	-	-	-	(1,318)

Balance at March 31, 2012	$(2,534)	$-	$-	$-	$(2,534)

Carrying Amounts

Balance at December 31, 2011	$15,907	$500,194	$26,991	$20,124	$563,216

Balance at March 31, 2012	$17,923	$501,499	$27,278	$33,217	$579,917

May 10, 2012	6

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

5.	Accrued reclamation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to March 31, 2012 to be $1,305. The present value of the future reclamation obligation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $1,964, and the commencement of reclamation activities in 18 years.

	March 31,	December 31,
	2012	2011
Balance, beginning of period	$-	$-
Liabilities incurred in the period	1,305	-
Accretion expense	-	-
Balance, end of period	$1,305	$-

6.	Share-based payments:

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At March 31, 2012 and 2011, the Group has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

May 10, 2012	7

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

6.	Share-based payments (continued):

The number and weighted average exercise price of share options at March 31, 2012 and 2011 is as follows:

	Weighted average
	exercise price	Number of
	CAD$	options
Outstanding at December 31, 2010	6.93	2,547,500
Granted	17.56	345,000
Exercised	-	-
Expired	-	-
Forfeited	-	-
Outstanding at March 31, 2011	8.20	2,892,500
Granted	18.00	87,000
Exercised	6.69	(290,000)
Expired	-	-
Forfeited	-	-
Outstanding at December 31, 2011	8.84	2,689,500
Granted	21.25	81,000
Exercised	(6.40)	(36,463)
Expired	-	-
Forfeited	14.65	(22,000)
Outstanding at March 31, 2012	9.20	2,712,037
Exercisable at December 31, 2011	7.09	1,505,000
Exercisable at March 31, 2012	7.81	1,585,025

On March 3, 2011, the Company granted stock options to the employees for the acquisition of up to 345,000 common shares exercisable at the price of CAN$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

On January 9, 2012, the Company granted stock options to an employee for the acquisition of up to 12,000 common shares exercisable at the price of CAN$18.77 per share on or before January 9, 2017. The options vest over three years in three equal tranches beginning on January 9, 2013.

On March 8, 2012, the Company granted stock options to employees for the acquisition of up to 69,000 common shares exercisable at the price of CAN$21.68 per share on or before March 8, 2017. The options vest over three years in three equal tranches beginning on March 8, 2013.

May 10, 2012	8

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

6.	Share-based payments (continued):

During the three months ended March 31, 2012, 36,463 stock options were exercised. The weighted average share price at the date of option exercise was CAN$20.20 and the cash proceeds received were $234.

For the three months ended March 31, 2012 and 2011, the Company has recorded $787 and $1,090, respectively, of compensation expense relating to the Share Plan Options.

Share Plan Awards (equity-settled awards)

The Share Plan permits DSAs and RSAs to be issued to key management personnel and senior employees. Under the Share Plan, key management personnel and senior employees are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date, but pursuant to a third- party agreement, any shares issued under the shares program cannot be traded before June 8, 2012.

The number of share awards at Mach 31, 2012 and 2011 is as follows:

Number of
share awards
Outstanding at December 31, 2010	1,306,000
Granted	156,000
Shares issued	-
Outstanding at March 31, 2011	1,462,000
Granted	35,000
Shares issued	(77,000)
Outstanding at December 31, 2011	1,420,000
Granted	224,000
Shares issued	(52,000)
Outstanding at March 31, 2012	1,592,000

On March 3, 2011, the Company granted 156,000 Deferred Share Awards (DSAs) to executives and employees.

On March 8, 2012, the Company granted 224,000 DSAs to executives and employees.

May 10, 2012	9

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

6.	Share-based payments (continued):

On March 3, 2012, 52,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

For the three months ended March 31, 2012 and 2011, the Company has recorded $1,503 and $1,110, respectively, of compensation expense relating to DSAs and RSAs.

SARs (cash-settled)

The Group grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company at the closing price on the exercise date.

During the three months ended March 31, 2012 and 2011, the Company awarded 20,000 and 35,000 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Formula.

Number of
SARs
Outstanding at December 31, 2010	255,000
Issued	35,000
Exercised	-
Outstanding at March 31, 2011	290,000
Issued	37,500
Exercised	(10,300)
Cancelled	(16,000)
Outstanding at December 31, 2011	301,200
Issued	20,000
Exercised	(14,900)
Cancelled	(15,000)
Outstanding at March 31, 2012	291,300
Exercisable on March 31, 2011	58,000
Exercisable on March 31, 2012	98,300

May 10, 2012	10

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

6.	Share-based payments (continued):

At March 31, 2012 and 2011, vested SARs had a weighted averaged intrinsic value of CAN$12.06 and CAN$7.12 per share, respectively.

At March 31, 2012 and December 31, 2011, the Company recognized SARs short-term liability of $1,959 and $1,306 and long-term liability of $830 and $540, respectively.

During the three months ended March 31, 2012 and 2011, the Company has recorded $713 and $1,059, respectively, in compensation expenses.

Additional SARs information is as follows:

	Number	Exercised/
Grant Date	issued	cancelled	Remaining	Vested
July 1, 2010	142,000	(29,500)	112,500	40,500
September 1, 2010	20,000		20,000	8,000
September 20, 2010	10,000		10,000	4,000
November 1, 2010	65,000		65,000	26,000
November 10, 2010	20,000	(13,700)	6,300	300
January 17, 2011	15,000	(15,000)	-	-
February 1, 2011	20,000		20,000	8,000
July 1, 2011	27,500		27,500	5,500
October 3, 2011	10,000		10,000	2,000
January 19, 2012	20,000		20,000	4,000
March 31, 2012	349,500	(58,200)	291,300	98,300

Underwriter warrants (equity-settled)

As part of the Underwriters’ compensation for assistance in the IPO of the Company, the underwriters received warrants equivalent to 5.5% of the common shares issued as part of the IPO including common shares issued on exercise of the over-allotment option. The warrants have an exercise period of 24 months from the date of the IPO and the date of exercise of the over-allotment option.

On June 8, and June 17, 2010, the Company granted Underwriter warrants to purchase common shares in the amount of 3,190,000 and 319,000, respectively.

The warrants outstanding at March 31, 2012 and 2011, have a weighted average exercise price of CAN$6.00 per share and a weighted average contractual life of 2 years from the grant date.

May 10, 2012	11

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

6.	Share-based payments (continued):

At March 31, 2012 and 2011, the Company has outstanding warrants to purchase an aggregate 561,440 and 614,075 common shares, respectively, as follows:

					Warrants		Warrants		Warrants
			Number of		Outstanding		Outstanding		Outstanding
Issue	Price	Expiry	Warrants		at March 31,		at Dec. 31,		at March 31,
Date	CAD	Date	Issued	Exercised	2011	Exercised	2011	Exercised	2012
06/08/10	$6.00	06/08/12	3,190,000	(2,631,750)	558,250	(47,850)	510,400	-	510,400
06/17/10	$6.00	06/17/12	319,000	(263,175)	55,825	(4,785)	51,040	-	51,040
			3,509,000	(2,894,925)	614,075	(52,635)	561,440	-	561,440

Inputs for measurement of grant date fair values

The grant date fair values of share options were measured based on the Black-Scholes formula. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

The fair value of SARs (cash settled) has been re-measured at March 31, 2012. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

The fair value of the Underwriter warrants were measured based on the Black-Scholes formula.

The inputs used in the measurement of the fair values (CAN) at grant date of the share-based payment plan are the following:

Fair value of share options	Share Option Program			SARs (cash-settled)			Underwriter Warrants
and assumptions	(equity-settled)
(Weighted Average)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Share price at grant date	$21.50	$17.76	$7.05	$21.02	$15.94	$7.84	-	-	$6.04
Exercise price	$21.25	$18.69	$7.04	$19.85	$10.00	$6.91	-	-	$6.00
Expected v olatility	55%	60%	57%	54%	55%	55%	-	-	62%
Expected life of options	5	5	5	5	5	5	-	-	2
Expected div idend yield	-	-	-	-	-	-	-	-	-
Risk-free interest rate	1.54%	1.39%	1.77%	1.57%	1.27%	1.27%	-	-	1.77%
Fair v alue at grant date	$10.38	$9.57	$2.99	$10.39	$8.26	$12.02	-	-	$2.13

May 10, 2012	12

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

7.	Escobal project expenses:

	Three Months Ended
	March 31,	March 31,
	2012	2011
Salaries, wages and benefits	$1,698	$328
Share based compensation	676	916
General site infrastructure	6,304	1,073
Mine infrastructure	5,834	615
Engineering and design	566	484
Mine administration	1,321	735
Environmental expenses	114	206
Sustainable development	110	372
Depreciation, depletion and amortization	1,318	16
	$17,941	$4,745

8.	Exploration:

	March 31,	March 31,
	2012	2011
Salaries, wages and benefits	$358	$260
Drilling	1,978	806
Assays	140	36
Other field supplies	343	216
	$2,819	$1,318

9.	General and administration expenses:

	Three Months Ended
	March 31,	March 31,
	2012	2011
Salaries, wages and benefits	$1,448	$1,318
Share based compensation	2,327	2,343
Other general & administrative expenses	1,051	861
	$4,826	$4,522

10.	Segment information:

The Company conducts its business as a single operating segment, being the mining business in Guatemala. All mineral properties and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

May 10, 2012	13

Notes to Condensed Consolidated Interim Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2012 and 2011

11.	Financial risk management:

Foreign exchange risk

The Group is exposed to currency risk on cash and cash equivalents, short-term investments and accounts payables that are denominated in a currency other than the respective functional currency of Group entities which is the USD. The Group has significant CAD cash and cash equivalent holdings from cash received from the Company’s IPO and subsequent equity financing.

	March 31,	December 31,
	2012	2011
Cash in USD	$169,723	$49,799
Cash in CAD	148,256	299,255
Cash in Other Currencies	477	783
Total Cash and Cash Equivalents	$318,456	$349,837

Additional financial risk management disclosures are included in the consolidated financial statements as at March 31, 2012.

12.	Commitments:

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows:

2012	$513
2013	396
2014	198
2015	117
Total lease commitments	$1,224

At March 31, 2012, the Company has signed purchase orders to purchase equipment as follows:

March 31,
2012
Power line construction	$743
Plant Construction and equipment	43,244
Underground and surface equipment	14,740
Portals construction materials & supplies	3,946
Services and others	557
$63,230

May 10, 2012	14